SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                SCHEDULE 13E-4/A

                          ISSUER TENDER OFFER STATEMENT

      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                                (Amendment No. 2)

                        BANKUNITED FINANCIAL CORPORATION
                        --------------------------------
                              (Name of the Issuer)

                        BANKUNITED FINANCIAL CORPORATION
                        --------------------------------
                      (Name of Person(s) Filing Statement)

                   9% NONCUMULATIVE PERPETUAL PREFERRED STOCK
                         (Title of Class of Securities)

                                   06652B 30 1
                       -----------------------------------
                      (CUSIP Number of Class of Securities)

                                 SAMUEL A. MILNE
                             CHIEF FINANCIAL OFFICER
                        BANKUNITED FINANCIAL CORPORATION
                               255 ALHAMBRA CIRCLE
                           CORAL GABLES, FLORIDA 33134
                                 (305) 569-2000
      --------------------------------------------------------------------
      (Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                    Copy to:

                             Marsha D. Bilzin, Esq.
                             Stuzin and Camner, P.A.
                           550 Biltmore Way, Suite 700
                           Coral Gables, Florida 33134
                                 (305) 442-4994

                                  JULY 16, 1997
      --------------------------------------------------------------------
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                                 --------------

                            CALCULATION OF FILING FEE
================================================================================
         TRANSACTION VALUATION                         AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
             $11,787,500.00                                 $2,357.50
================================================================================

[ ] Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $2,357.50

Form or Registration No.:  Not applicable

Filing Party:              Not applicable

Date Filed:                Not applicable

         This Amendment No. 2 amends and supplements the Rule 13e-4 Issuer Tender Offer Statement on Schedule 13E-4 dated July 16, 1997, as amended by Amendment No. 1 thereto, dated August 11, 1997 (as so amended the "Schedule 13E-4"), filed by BankUnited Financial Corporation, a Florida corporation (the "Company"), in connection with the Company's offer to purchase any and all of its outstanding shares of 9% Noncumulative Perpetual Preferred Stock, par value $.01 per share, liquidation preference $10.00 per share (the "Shares"), at $10.25 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 16, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase, constitutes the "Offer"), copies of which were previously filed as Exhibits (a)(1) and (a)(2) to the Schedule 13E-4, respectively, and incorporated by reference therein. Terms defined in the Schedule 13E-4 and not separately defined herein shall have the meanings specified in the Schedule 13e-4.

         The following information amends the information previously included in the Schedule 13E-4. This Amendment No. 2 to Schedule 13E-4 also constitutes the final amendment to the Schedule 13E-4 pursuant to Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended.

ITEM 8.  ADDITIONAL INFORMATION.

         Item 8 is hereby supplemented and amended by adding the following information thereto:

         The Offer expired at 5:00 pm, New York City time, on August 15, 1997. Pursuant to the Offer, the Company acquired 448,583 Shares at a purchase price of $10.25 per share. As stated in Section 1 of the Offer to Purchase, the Company, may in its sole discretion, subsequent to August 29, 1997 (ten business days after the expiration of the Offer), determine to purchase any outstanding Shares in open market purchases, privately negotiated transactions or otherwise, on such terms and at such prices as the Company may determine from time to time.

         A copy of the Company's Press Release dated August 22, 1997 announcing the preliminary results of the Offer is attached hereto as Exhibit (a)(7).

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         (a)(7) Form of Press Release issued by the Company, dated August 22, 1997.




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



                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 28, 1997

                                     /S/ SAMUEL A. MILNE
                                     -------------------------------------------
                                     Name:    Samuel A. Milne
                                     Title:   Executive Vice President and Chief
                                              Financial Officer














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



                               INDEX TO EXHIBITS



EXHIBIT
NUMBER                   DESCRIPTION
-------                  -----------

(a)(8)         Form of Press Release issued by the Company, dated August 22,
               1997.